===============================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                 SCHEDULE TO/A
                 Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No.1)

                           --------------------------

                             ENERGY PARTNERS, LTD.
                       (Name of Subject Company (Issuer))

                                    ATS INC.
                     an indirect wholly-owned subsidiary of
                            WOODSIDE PETROLEUM, LTD.
                       (Name of Filing Persons (Offeror))

                           --------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                           --------------------------

                                   29270U105
                     (CUSIP Number of Class of Securities)

                           --------------------------

                                   Jeff Soine
                                    ATS Inc.
                             71683 Riverside Avenue
                           Covington, Louisiana 70433
                           Telephone: (985) 249-5300
                     (Name, address and telephone number of
                      person authorized to receive notices
                and communications on behalf of filing persons)

                                 With Copy to:
                               Lou R. Kling, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                           Telephone: (212) 735-3000

CALCULATION OF FILING FEE
Transaction Valuation*: $ 985,093,611.00   Amount of Filing Fee**: $ 105,405.02

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 42,830,157 shares of common stock, par value $0.01 per share ("Shares"), of Energy Partners, Ltd. at the tender offer price of $23.00 per share of common stock. Based upon information contained in Energy Partners, Ltd.'s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2006, there were 38,396,001 Shares outstanding as of August 7, 2006 and a maximum of 6,153,156 Shares issuable pursuant to existing warrants, stock options, performance share awards and other share awards, of which 1,719,000 Shares are owned by Woodside Petroleum Ltd. and its subsidiaries (and are not included for purposes of this calculation).

** The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     Amount previously paid: $105,405.02       Form or registration no.:  Schedule TO
     Filing Party:           ATS Inc.          Date Filed:                August 31, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|   third-party tender offer subject to Rule 14d-1.

     |_|   issuer tender offer subject to Rule 13e-4.

     |_|   going-private transaction subject to Rule 13e-3.

     |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

===============================================================================

         This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this "Amended Schedule TO") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on August 31, 2006 (the "Schedule TO") by ATS Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Woodside Petroleum Ltd., a company organized under the laws of Victoria, Australia ("Parent"), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with Purchaser's offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Energy Partners, Ltd., a Delaware corporation (the "Company") for $23.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest), subject to increase by $0.50 or $1.00 per share to a total of $23.50 or $24.00 net per Share in cash depending on the resolution of certain litigation described in Purchaser's Offer to Purchase, dated August 31, 2006 (the "Offer to Purchase"). The terms and conditions of the offer are described in the Offer to Purchase and the accompanying Letter of Transmittal (the "Letter of Transmittal") and the instructions thereto (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

         The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Item 3 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

         The Offer to Purchase, Schedule I Information Concerning The Directors And Executive Officers Of Purchaser And Parent--2. Directors and Executive Officers of Parent, is hereby amended by adding the following:


                                                                 Present Principal Occupation or
                                                                 Employment; Material Positions
Name, Citizenship                                                Held During the Past Five Years
and Current Business Address                                     and Business Address Thereof
----------------------------------------------------------------------------------------------------------------------

Dr. Pierre Jean-Marie Henri Jungels...............         Dr. Jungels has been a Non-Executive Director of Woodside
    Citizenship: Belgium                                   Petroleum Ltd. and Woodside Energy Ltd. since December 2002.
                                                           Dr. Jungels is also a Director of Imperial Tobacco Group
                                                           Plc, a position he has held since 2002, Chairman of Offshore
                                                           Hydrocarbon Mapping Plc, a position he has held since 2004,
                                                           Chairman of Rockhopper Exploration Plc, a position he has
                                                           held since February 2005, Chairman of Oxford Catalyst Ltd, a position he has held since March 2006, and Director of Baker
                                                           Hughes Inc., a position he has held since April 2006. Prior to this, Dr. Jungels was a Director of Offshore Logistics
                                                           Plc (Bristow Group) from September 2002 to August 2006,
                                                           President of Institute of Petroleum from June 2002 to
                                                           December 2003, and Chief Executive Officer of Enterprise Oil
                                                           Plc from October 1996 to October 2001.

David Ian McEvoy..................................         Mr. McEvoy has been a Non-Executive Director of Woodside
    Citizenship: Australian                                Petroleum Ltd. and Woodside Energy Ltd. since September 2005.
                                                           Mr. McEvoy is also a Non- Executive Director of Innamincka
                                                           Petroleum Limited, a position he has held since September
                                                           2003, a Non- Executive Director of Po Valley Energy Limited,
                                                           a position he has held since September 2003, and a
                                                           Non-Executive Director of Australian Worldwide Exploration
                                                           Ltd, a position he has held since June 2006. Prior to this,
                                                           Mr. McEvoy was Vice President of ExxonMobil Exploration
                                                           Company from 1992 to May 2002.

Russell Ronald Caplan.............................         Mr. Caplan has been a Non-Executive Director of Woodside
    Citizenship: Australian                                Petroleum Ltd. and Woodside Energy Ltd. since February 2006.
                                                           Mr. Caplan is also Chairman of Shell Australia Ltd., a
                                                           position he has held since February 2006. Mr. Caplan is also
                                                           Chairman of Australian Institute of Petroleum, a position he has held since March 2006. Prior to that, Mr. Caplan was
                                                           Senior Vice President Globalisation of Shell International
                                                           Petroleum Co. from August 2004 to February 2006, Vice
                                                           President Sales & Marketing of Shell Oil Products U.S. from
                                                           September 2001 to March 2004, and Executive Vice President
                                                           Global Marketing of Shell International Oil Products from
                                                           January 1999 to September 2001.


ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

         The Offer to Purchase, Section 15. Certain Legal Matters and Regulatory Approvals--Delaware Litigation, is hereby amended by adding the following after the last paragraph:

         On September 7, 2006, Purchaser filed a motion for summary judgment on one of the claims in its Complaint filed in the Delaware Chancery Court on August 28, 2006. Purchaser sought a judgment as a matter of law that Section 2.9 of the Company's bylaws, which purports to impose a supermajority requirement on stockholder action taken by written consent, is invalid under Section 228 of the General Corporation Law of the State of Delaware and Delaware case law.

         On September 11, 2006, Purchaser amended the complaint it had filed in the Delaware Chancery Court on August 28, 2006. Purchaser added a claim challenging Section 6.2(e) of the Merger Agreement. Purchaser believes that, as interpreted by Stone Energy, this "non-impairment" provision is unlawful and invalid under Delaware law because it prevents the Company board of directors from exercising its fiduciary duties by, among other things, informing itself about third-party superior proposals, such as the Purchaser's Tender Offer.

         On September 11, 2006, Purchaser also filed a motion to consolidate its action with the action brought by the Company against Stone Energy in the Delaware Chancery Court on September 7, 2006, which also challenges Stone Energy's construction of Section 6.2(e) of the Merger Agreement.


ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

     (a)(5)(F) Amended Complaint for Injunctive and Declaratory Relief filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed September 11, 2006

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                                ATS INC.


                                                By: /s/ Jeff Soine
                                                    --------------------------
                                                    Name:  Jeff Soine
                                                    Title: Secretary

Date:   September 11, 2006

                                 EXHIBIT INDEX

      EXHIBIT NO.                    DOCUMENT

      (a)(5)(F) Amended Complaint for Injunctive and Declaratory Relief filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed September 11, 2006